SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class and Securities)

84916A104

(CUSIP Number of Class of Securities)

with a copy to:
Scott Richland	Steven Grossman
c/o Andell Holdings, LLC 10877 Wilshire Boulevard, Suite 2200	O’Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90024	Los Angeles, CA 90067
(310) 954-4880	(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 84916A104		13D	Page 2 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,928,577(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,928,577

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,928,577

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1(2)

14.	Type of Reporting Person OO

(1) See item 5 of this Schedule 13D (Amendment No. 3).

(2) See item 5 of this Schedule 13D (Amendment No. 3).

CUSIP No. 84916A104		13D	Page 3 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,928,577

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,928,577(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,928,577

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1(4)

14.	Type of Reporting Person OO

(3) See item 5 of this Schedule 13D (Amendment No. 3).

(4) See item 5 of this Schedule 13D (Amendment No. 3).

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by CBT Holdings LLC and the Charles Bronfman Trust (together, the “Reporting Persons”), to amend the Schedule 13D filed by the Reporting Persons on August 6, 2007, with respect to the common shares, par value $0.01 per share (the “Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed February 7, 2008 and Amendment No. 2 to Schedule 13D filed March 14, 2008 (the “Schedule 13D”).

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

As detailed in Item 4 below, on October 17, 2008, CBT Holdings agreed to purchase $6,750,000 in principal amount of the Issuer’s 5.75% Convertible Senior Subordinated Notes due 2009 (the “Convertible Notes”) for an aggregate price of $6,142,500, plus approximately $152,015 with respect to accrued interest on the Convertible Notes, which purchase was settled on October 21, 2008.  See Items 4 - 5 below.  All funds used for the purchase of the Convertible Notes were derived from available cash and proceeds from the liquidation of short term investments.  No funds were paid by CBT in connection with the purchase of the Convertible Notes.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On October 17, 2008, CBT Holdings agreed to purchase the Convertible Notes in a private transaction for an aggregate purchase price of $6,142,500, plus approximately $152,015 with respect to accrued interest on the Convertible Notes.  CBT Holdings’ acquisition of the Convertible Notes was settled on October 21, 2008.  Pursuant to the terms of the Indenture, dated as of November 26, 2004, by and between Collegiate Pacific Inc. and The Bank of New York Trust Company N.A., as Trustee, the Convertible Notes are currently convertible into an aggregate of 460,751 shares of Issuer Common Stock based on a conversion price of $14.65 per share.  CBT Holdings acquired the Convertible Notes for investment purposes.

The issuer has nominated and recommended the election of Scott H. Richland to serve on its Board of Directors, as reflected in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 8, 2008.  CBT Holdings had requested that the Issuer nominate Mr. Richland as its designee to serve on the Issuer’s Board of Directors pursuant to CBT Holdings’ rights under the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) - (b) The percentages set forth in this response to Items 5(a) and 5(b) are based on 12,386,830 shares of Issuer Common Stock outstanding as of October 3, 2008 (as reported on the Issuer’s Form 14A (filed October 8, 2008)), and also include an aggregate of 884,505 shares of Common Stock issuable upon exercise of the Convertible Notes beneficially owned by the Reporting Person.

As of the date of this Amendment No. 3, CBT Holdings beneficially owns 2,928,577 shares of Issuer Common Stock (comprised of 2,044,072 shares of Issuer Common Stock owned directly and an aggregate of 884,505 shares issuable upon exercise of the Convertible Notes), constituting approximately 22.1% of the outstanding shares of Issuer Common Stock.  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares (including the shares of Issuer Common Stock issuable upon exercise of the Convertible Notes).  CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares (including shares of Issuer Common Stock issuable upon exercise of the Convertible Notes).

(c) Other than as described above or otherwise in the Schedule 13D, there have been no transactions in the Issuer’s Common Stock by the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.            Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange commission on August 6, 2007).

Exhibit B.            Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated by reference to Exhibit C to the Reporting Persons’ Amendment No. 1 to Schedule13D filed with the Securities and Exchange commission on February 7, 2007).

Exhibit C.            Indenture, dated as of November 26, 2004, by and between Collegiate Pacific Inc. and The Bank of New York Trust Company N.A., as Trustee (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 29, 2004).

Exhibit D.            Form of 5.75% Convertible Senior Subordinated Notes Due 2009 (incorporated by reference to Section 2.2 of Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 29, 2004).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2008

CBT HOLDINGS LLC

	By:	/s/ Scott H. Richland
Name: Scott H. Richland
Title: Manager

CHARLES BRONFMAN TRUST

	By:	/s/ Jay Rubinstein
Jay Rubinstein, a Trustee

WILMINGTON TRUST COMPANY, a Trustee

	By:	/s/ Jay Rubinstein
Jay Rubinstein, Attorney-In-Fact for the Wilmington Trust Company, a Trustee